Shelter Properties VI Limited Partnership

55 Beattie Place, P.O. Box 1089

Greenville, SC 29602

November 30, 2009

Correspondence Filing Via Edgar and Overnight Delivery

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3010

450 Fifth Street, NW

Washington, D.C.  20549

Attn:  Ms. Jessica Barberich and Ms. Kristi Marrone

Re:      Shelter Properties VI Limited Partnership

            Form 10-K for the year ended December 31, 2008

            Form 10-Q for the quarter ended March 31, 2009

            File No. 000-13261

Ladies and Gentlemen:

This letter responds to the comments of the staff of the Securities and Exchange Commission (the “Staff”) addressed to the undersigned on behalf of Shelter Properties VI Limited Partnership (the “Partnership”), in a letter dated November 13, 2009.  The Partnership’s responses to the Staff’s comments are set forth below and are numbered to correspond to the numbering of the Staff’s comments in the Staff’s letter.

                                                *          *          *          *          *

Report of Independent Registered Public Accounting Firm

1.      Comment:  We note that the audit report for the year ended December 31, 2008 is not signed.  Please confirm to us that you obtained a manually signed audit report from your independent registered public accounting firm, Ernst & Young LLP, at the time of this filing and in future filings please include a report that has been signed by your auditor in accordance with Rule 2-02(a) of Regulation S-X.

Response:  The Partnership did obtain a manually signed audit report from its independent registered public accounting firm, Ernst & Young LLP, dated March 30, 2009.  The Partnership filed a Form 15 Certification and Notice of Termination of Registration on August 15, 2009, as the Partnership has been liquidated.  Accordingly, the Partnership will have no future filings.

As requested by the Staff, the Partnership acknowledges that: (a) the Partnership is responsible for the adequacy and accuracy of the disclosure in the filings; (b) Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and (c) the Partnership may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have further questions regarding the information provided, please contact Stephen B. Waters, Senior Director, at (864) 239-1554 (phone) or (864) 239-5824 (facsimile).

Sincerely,

                                                                        /s/ Stephen B. Waters

Stephen B. Waters

Senior Director

Shelter Realty VI Corporation as the corporate general partner of Shelter Properties VI Limited Partnership